                                                                    EXHIBIT 99.3




                                                                   December 1994





                                                      PROFESSIONAL BANK SERVICES





                                                       FAIRNESS OPINION ANALYSIS





                                                                FF Bancorp, Inc.
                                                       New Smyrna Beach, Florida

- --------------------------------------------------------------------------------
                           FAIRNESS OPINION ANALYSIS
- --------------------------------------------------------------------------------

                                FF Bancorp, Inc.
                           New Smyrna Beach, Florida

                                 December 1994

                           FAIRNESS OPINION ANALYSIS


                                FF BANCORP, INC.



             TABLE OF CONTENTS
             ==================================================================
             TAB

             I       FAIRNESS OPINION LETTER

             II      FIRST NATIONAL BANCORP - DUE DILIGENCE

             III     COMPARATIVE FINANCIAL ANALYSIS

             IV      INVESTMENT BANKING ANALYSIS

                                                        Professional Bank Services,                 The 1000 Building
                                                        Incorporated                                6200 Dutchman's Lane, Suite 305
                                                                                                    Louisville, Kentucky  40205
                                                        Atlanta, Chicago,
                                                        Louisville, Nashville,                      502 451-6633
                                                        Ocala                                       502 451-6755 (FAX)
                                                                                                    800 523-4778 (WATS)
                                                        Consultants to the
                                                        Financial Industry

(LOGO)                                                  PROFESSIONAL BANK SERVICES


                                                          December 16, 1994




Board of Directors
FF Bancorp, Inc.
900 North Dixie Freeway
New Smyrna Beach, Florida  32170

Dear Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial perspective, to the common shareholders of FF Bancorp, Inc., New Smyrna Beach, Florida ("FF Bancorp") of the proposed merger of FF Bancorp with First National Bancorp, Gainesville, Georgia ("First National"). In the proposed merger, FF Bancorp shareholders will receive .825 First National common shares for each FF Bancorp common share. The terms of the merger are more fully set forth in the Agreement and Plan of Merger by and between FF Bancorp and First National dated November 22, 1994.

PBS is a bank consulting firm and as part of its investment banking business is continually engaged in reviewing the fairness, from a financial perspective, of bank and thrift acquisition transactions and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions, estate settlements and other purposes. We are independent with respect to the parties of the proposed transaction.

For purposes of this preliminary opinion, we have reviewed and analyzed the performance of FF Bancorp contained in (i) audited financial statements dated December 31, 1991, 1992 and 1993; (ii) Form 10-Q filed with the Securities and Exchange Commission for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994; (iii) September 30, 1994 FR Y-11Q, FR Y-9LP and FR Y-9C filed with the Federal Reserve; and (iv) historical common stock trading activity of FF Bancorp. We have reviewed and tabulated statistical data regarding the loan portfolio, securities portfolio and other performance ratios and statistics. Financial projections were prepared and analyzed as well as other financial studies, analyses and investigations as deemed relevant for the purposes of this preliminary opinion. In review of the aforementioned information, we have taken into account our assessment of general market and financial conditions, our experience in other transactions, and our knowledge of the banking industry generally.

Board of Directors
FF Bancorp, Inc.
December 16, 1994
Page 2


In conjunction with our preliminary opinion, we have evaluated the historical performance and current financial condition of First National contained in: (i) audited financial statements for the years ending December 31, 1992 and 1993 included in First National's 1993 Annual Report to Shareholders; (ii) September 30, 1994 Form 10-Q filed with the Securities and Exchange Commission; (iii) 1994 Third Quarter Report to Shareholders; (iv) historical common stock trading and dividend activity to date; (v) the Agreement; (vi) Investor Summary as of September 30, 1994; and (vii) the financial terms of certain other comparable transactions. We have prepared and analyzed the pro forma consolidated financial condition of FF Bancorp and First National. We have reviewed and tabulated consolidated statistical data regarding growth, growth prospects for service markets, liquidity, asset composition and quality, profitability, leverage and capital adequacy.

We have not compiled, reviewed or audited the financial statements of FF Bancorp or First National, nor have we independently verified any of the information reviewed; we have relied upon such information as being complete and accurate in all material respects. We have not made independent evaluation of the assets of FF Bancorp or First National.

Based on the foregoing and all other factors deemed relevant, it is our opinion as investment bankers, that, as of the date hereof, the consideration proposed to be received by the shareholders of FF Bancorp is, from a financial perspective, fair to the common shareholders of FF Bancorp.

                                                Very truly yours,

                                                PROFESSIONAL BANK SERVICES, INC.



                                                Christopher L. Hargrove
                                                Vice President

CLH/bts

                              DUE DILIGENCE REVIEW

                             FIRST NATIONAL BANCORP
                              GAINESVILLE, GEORGIA
                                  ON BEHALF OF

                                FF BANCORP, INC.
                           NEW SMYRNA BEACH, FLORIDA


PBS performed a limited due diligence review of First National Bancorp ("FNB") Gainesville, Georgia in connection with FNB's pending merger with FF Bancorp, Inc. ("FFB") New Smyrna Beach, Florida. Attachment I outlines the various documents reviewed and individuals interviewed during the review, which was conducted at the offices of FNB in Gainesville, Georgia on December 7, 8, and 9, 1994.

Overall Conclusion

Based upon the information available during the limited review and offered by individual interviews, FNB is in satisfactory financial condition. FNB's strength comes from its diversification in several markets in north Georgia, mainly surrounding the metropolitan Atlanta area. The First National Bank of Gainesville ("FNBG") is considered the lead bank and represents approximately 40% of FNB assets. However, the performance of the smaller affiliates is stronger as a group and brings the performance ratios for the corporation generally above those of FNBG. The primary area of concern noted during this review was the past and present performance of FNBG's mortgage department, known as The Mortgage Source. That division is losing approximately $50,000 a month in 1994, and its activities have resulted in one discrimination suit being filed against FNBG.

The interviews revealed Executive Management to be well informed and conservative in its banking philosophy. There are some asset quality and credit administration concerns at newer, smaller subsidiary banks; however, these problems are moderate on a consolidated basis. FNB experienced some asset quality problems in the early 1990s, resulting from weaknesses in underwriting and credit administration systems throughout the organization. Since then, a number of additions have been made to both management and control systems to alleviate the deficiencies. Management's implementation of these control systems, along with certain capital expenditures to posture itself for future growth in keeping with its strategic plan, have increased overall overhead expense.

There was no information disclosed during this review that would impact the integrity of published financial statements or otherwise indicate a pending reversal of FNB's solid operating performance.

First National Bancorp

FNB was organized in 1980 with the purchase of FNBG. FNB acquired another bank in 1982 and then approximately two institutions a year through 1989. There were no acquisitions for the next two years as management worked to improve its control systems and develop its strategic plan. Three institutions were acquired in 1992, two in 1993, and two in 1994. FNB holds assets totaling $2.3 billion as of September 30, 1994. There are now 17 affiliate banks with 54 banking facilities throughout north Georgia. FNB has no non-banking subsidiaries.

The most recent Holding Company Inspection Report was for an inspection commenced as of August 1, 1994 and concluded August 12, 1994 utilizing financial data as of March 31, 1994. Some of the significant comments in the Holding Company Inspection Report are as follows:

         - The overall condition of the consolidated organization is considered satisfactory.

         -       Consolidated asset quality remains satisfactory.

         - Earnings performance continues to improve with most measures exceeding peer group averages as of the inspection date.

         - Risk-based capital ratios are well in excess of regulatory minimum guidelines, despite high dividend payout ratios.

         - Corporate debt is minimal and cash flow prospects seem adequate to meet future needs.

         - Liquidity positions and capital levels at all subsidiary banks are adequate.

         - The Commercial Bank, Douglasville, Georgia was in unsatisfactory financial condition with less than satisfactory asset quality, earnings, capital and liquidity. However, the Federal Reserve noted substantial improvement in the bank's condition since its short tenure as a subsidiary of FNB.

Asset Quality - Consolidated asset quality is satisfactory. Discussions with FNB's President and Chief Financial Officer Peter D. Miller revealed that controls over the lending function were substantially tightened and improved after moderate credit problems were experienced in 1989 and 1990. The lending policy and credit administration procedures have been improved. Monitoring systems have also been enhanced through the hiring of a new senior credit officer at the holding company level, institution of a corporate credit review function, and the hiring of a new internal auditor in 1992. In addition, FNB engages the external accounting firm of KPMG Peat Marwick to provide annual opinion audits. Asset quality indicators have improved since the new controls have been implemented. Net charge offs as a percentage of average loans and leases were trending upward from 1989 through 1992, but never exceeded peer group averages. For 1993, net losses dropped considerably and were 10 basis points below peer group averages.

                                    (Graph)

                                    (Graph)


Loans 90 days or more past due or on non-accrual remain moderately high at 1.56% of the portfolio as of September 30, 1994. Total past due loans remain well controlled at 2.05% of total loans as of September 30, 1994.

After building its loan loss reserve to 1.94% of total loans and leases as of December 31, 1992, FNB has allowed the reserve to fall to 1.62% as of September 30, 1994, consistent with improvements in asset quality indicators. However, FNB's non-performing loans remain above peer group averages and its ALLL coverage of non-performing loans is well below peer, standing at 108% versus peer group averages of 214% as of September 30, 1994.

                                    (Graph)

                                    (Graph)

Management closely scrutinizes these larger non-performing assets on at least a quarterly basis and has provided specific allocations to the ALLL as needed. The balance of the portfolio is relatively clean with loans past due less than 90 days representing only .49% of total loans.

An interview was held with Senior Credit Policy Officer Stephen M. Rownd and First Vice President Arlene Lucas. Mr. Rownd is also the Senior Credit Officer for FNBG. Ms. Lucas is responsible for the credit and appraisal review function at the holding company level. As of September 30, 1994, consolidated loans rated Substandard or worse total $77,466,000 representing 31% of Tier I capital plus the ALLL. This ratio increases to 35% when other real estate owned is added. Loans rated OAEM total a high $43,000,053, resulting in a ratio of total criticized to Tier I capital plus the ALLL of 53%. These ratios are all down slightly from the same period 1993. Six of the 17 affiliate banks have total classified to capital ratios exceeding 35%. Four of these affiliates have classified ratios exceeding 60%, with the highest being the affiliate in Douglasville, at 118%. On a consolidated basis, however, classified loans to capital stands at 31%, which is considered satisfactory. Asset quality considerations appear to be adequately reserved for given the declining trends in non-performing loans and net loan losses, and the manageable levels of classified loans on a corporate-wide basis. The regulators have found FNB's and FNBG's methodology for analyzing the adequacy of the ALLL to be adequate.

It was noted that the credit review manager reports to the senior credit policy officer, which could represent a conflict of interest. Management feels strongly that this function is independent.

Earnings - Earnings increased 16% in 1993, with FNB's ROA reaching 1.28% at year-end 1993. The solid earnings performance in recent years stems from strong core earnings from operations.

                                    (Graph)

                                    (Graph)

ROA was consistently above 1.4% from 1982 through 1989, but has declined to the 1.28% range since then. However, ROA remains well above peer group averages, which stood at .98% as of December 31, 1993. Net income for the quarter ending September 30, 1994 was $7.2 million, or 6.10% over the third quarter earnings in 1993. Net income through the nine months ended September 30, 1994 totals $21 million and is 12% ahead of the same period in 1993. These earning gains have been realized de-spite the fact that FNBG has posted net income for the first nine months of $9.1 million, which is almost $1 million below the results of the same period in 1993. Earnings at FNBG are $2.9 million below budget due to the lack of sales of mortgage servicing rights, a $94 million shortfall in earning assets, primarily mortgage volume, and lower mortgage loan fee revenue.

                                    (Graph)

                                    (Graph)

Earnings performance is attributed to successfully consolidating various points of operations while allowing decentralized loan, deposit, and sales activity at the subsidiary banks. The slightly downward movement in earnings in recent years it attributed to the costs of establishing control systems at the holding company level to better monitor performance, credit risks, and controls at the decentralized affiliate institutions. In addition, recent acquisitions have included problem institutions, which management is in process of restructuring in order to bring ROA and other performance measurements up to holding company standards.

Capital Ratios - The historically strong earnings performance has resulted in a strong capital base at the holding company. As of December 31, 1993, FNB's leverage ratio stood at 9.37% of average assets with all capital measurements exceeding regulatory requirements.

                                    (Graph)

On a quarterly basis, subsidiary banks declare dividends equalling 40% of their respective net incomes. The bank holding company has a minimal amount of debt to service, and President Miller indicated it is not likely to increase. President Miller indicated the holding company plans to continue to pay out 40% to 42% of its net income in dividends. President Miller also indicated he considers an 8% primary capital ratio to be a minimum capital level.

Asset/Liability Management - The funds management function is headed by Group Vice President and Senior Investment Officer Laurence O. Howard, Jr. Mr. Howard is em-ployed by FNBG, but provides services to all affiliates under contract. Each affiliate institution has its own asset/liability management committee and executes its own asset/liability management modeling function utilizing the Sendero asset/liability management model. While portions of this function are decentralized, the holding company provides certain corporate-wide information such as interest rates, CMO prepayment rates, and other pricing information. Mr. Howard also runs a consolidated asset/liability management model at the holding company level. Asset/liability management decisions are then coordinated with the controllers at each institution and with the holding company. Mr. Howard indicated the institution runs its own high risk test on collateralized mortgage obligations on a semi-annual basis. Mr. Howard indicated that all CMOs presently pass the stress test. In addition, management runs interest rate shock tests on the entire investment portfolio on a quarterly basis.

                                    (Graph)

FNB has been successful in managing net interest income, which remains well above the peer group average. Mr. Howard stated the interest rate risk parameters set forth in the holding company's policy are tight with interest rate risk measured by the ratio of rate sensitive assets to rate sensitive liabilities over 3, 6 and 12 month timeframes. The target ratio for the 3 and 6 month timeframes for all affiliates except FNBG are set at .8% to 1.2%, and .91% to 1.1% for the 12 month time horizon. The guidelines for FNBG are set at .65% to 1.2% for the 3 and 6 month time horizons, and .91% to 1.1% for the 12 month time horizon. Management feels that FNBG has access to more external sources of funds than do the smaller affiliate institutions. Mr. Howard indicated that the present rate sensitive asset to rate sensitive liability ratios are within policy guidelines for all time periods.

                                    (Graph)

FNB's liquidity position was considered adequate as was that of FNBG, at their most recent regulatory examinations. FNB's loan-to-deposit ratio has been consistently above peer, but remains at a manageable level. FNB targets three goals in its liquidity maintenance program. These include the ratio of core deposits to gross loans which the affiliate banks must maintain at a minimum ratio of 100%, and FNBG a 90% to 100% ratio. The second target goal is the ratio of purchased money to total funding, with this ratio parameter set at a maximum of 35% for all affiliate banks with the exception of FNBG which can go from 35% to 40%. The third liquidity measurement is cash flow expected over the next 6 months as a percentage of expected outflows. Management targets inflows and available funds to exceed expected outflows by 125%. Mr. Howard indicated that FNB is within all liquidity measurement parameters at this time.

Investment Activity

As previously mentioned, Group Vice President Laurence O. Howard, Jr. is employed at FNBG and also oversees the investment activity of the corporation. Mr. Howard is the Senior Investment Officer of FNB and manages all affiliate portfolios under contract. There is no investment authority in place at the subsidiary bank levels, with all authority resting at FNBG with Mr. Howard, Gary Thornton, Vice President and Portfolio Manager, and Cindy Tymchuck, who oversees the money market function. All affiliates have delegated their investment authority to these individuals. Each affiliate sweeps its Fed Funds to FNBG on a daily basis. Mr. Howard then executes investment transactions in keeping with holding company needs, individual bank needs, and after communication with the controller or chief executive officer of the affiliate institutions. While Mr. Howard has the final investment authority, he informally calls the affiliate on any major strategy to inform them of the pending transaction.

Of some concern is the fact that Mr. Howard has no dollar limit on his investment authority. Mr. Howard sets his own dollar limits, which are reviewed by FNB's President Peter Miller. There is no investment committee. Monthly investment reports are provided to each affiliate Board of Directors and to the holding company Board.

According to Mr. Howard, FNB's investment philosophy addresses four objectives, as follows: liquidity, providing collateral for secured borrowings, the management of interest rate risks, and income. Mr. Howard indicated the overriding objective is high quality and that state, county, and municipal issues are required to be rated BAA or its equivalent for in-state issuances, and rated A or the equivalent for out-of-state issuances. Mr. Howard indicated the desired mix in the portfolio is 25% in municipals, 66% to 75% in mortgage pass-through obligations with a mix in fixed and adjustable rate obligations, and 25% to 33% in U.S. Treasury and Agency obligations.

FNB has set a guideline of designating approximately 75% of the investment portfolio as available for sale on a corporate-wide basis. Generally, municipal obligations and certificates of deposit are designated to be held to maturity, with all other investments designated as available for sale. Mr. Howard indicated there was no target for an average maturity in the portfolio as FNB is more concerned with interest rate risk. He indicated the portfolio has an average maturity of approximately 4.8 years at this time. The portfolio has an average repricing horizon of 3.5 years. These averages are calculated using the expected average life of collateralized mortgage obligations.

As of September 30, 1994, FNB's consolidated investment portfolio held net unrealized losses on securities available for sale totaling $8.4 million, compared to net unrealized gains of $3.3 million as of December 31, 1993. This figure has lost some of its importance due to the recent decision by regulatory agencies to exclude unrealized gain and loss figures from the calculation of Tier I capital.

Mr. Howard indicated that interest rate risk in the mortgage subsidiary of FNBG is hedged by the secondary marketing division under a separate policy with tight parameters. He indicated that there are strict loss limits on warehouse and pipeline activity, with a $175,000 risk cap managed on a day-to-day basis. Mr. Howard indicated that there are no other areas of operations involved in hedging or arbitrage.

Risk Monitoring

External Audit - The external audit has been performed by the CPA firm of KPMG Peat Marwick for 25 years. The external CPA Management Letters for 1992 and 1993 audits were reviewed. The 1992 audit Management Letter noted recurring deficiencies in The Mortgage Source subsidiary relating to accounting issues and documentation deficiencies. The Management Letter also noted deficiencies in documenting and accounting for other real estate owned values. The 1993 Management Letter was dated March 31, 1994, and again noted several instances of inconsistent accounting treatment for similar transactions in The Mortgage Source subsidiary of FNBG. The external auditors also noted that The Mortgage Source management's responsiveness to the resolution of certain internal control concerns noted by internal audit and regulatory agencies has been slow. In response to these weaknesses, FNB management created the position of controller in The Mortgage Source division and has recently filled that position. The Mortgage Source management is also reviewing all internal audit and OCC findings, and is developing an action plan to resolve all exceptions where possible. Both the 1992 and 1993 audit Management Letters made recommendations to enhance the operations of internal audit and credit review, but had no specific deficiencies as to their existing operations.

An interview was held with External Audit Manager William T. Walton of the CPA firm KPMG Peat Marwick. Mr. Walton indicated while there have been no recent changes in the application of accounting principles, FNB has adopted new FASB rules in recent years, including FASB 109 - Accounting For Income Taxes, FASB 115 - Accounting for Investment Securities, and FASB 106 - Accounting for Post Retirement Compensation and Benefits. Mr. Walton indicated that FNB has not yet adopted FASB 114 - Accounting for the Impairment of Loans, but will adopt such as required in the first quarter of 1995. Mr. Walton expects little overall impact on the financial statements of FNB upon adoption of this rule. Mr. Walton indicated there have not been any significant disagreements over accounting treatment between FNB and KPMG Peat Marwick. In addition, the SEC has not challenged accounting treatment for any matters. There is one pending issue with the IRS regarding the Mountain Lakes resort loan. Mr. Walton indicated that the IRS feels that FNB has recognized the losses on this credit earlier than required; however, he also believes any adjustments would not be material.

Mr. Walton indicated that KPMG Peat Marwick has increased its reliance on the work performed by internal auditors in recent years, as that department has progressed. In addition, he indicated that they also place reliance on the credit review function as to controls in underwriting and the assessment of the ALLL adequacy. KPMG Peat Marwick relies on the work performed by the internal auditors throughout the year, and uses the internal audit staff to assist in completing the annual external audit. Mr. Walton indicated he felt the internal audit staff is adequately independent at this time. KPMG Peat Marwick tests the internal auditors' work including both that relied on during the year and that performed in assistance with the annual audits. Mr. Walton indicated that both he and General Auditor Charles A. Robinson have adequate relationships with the audit committee, as well as, with the audit chairman.

There were no specific litigation footnotes in any of the recent audits. Mr. Walton knows of no material litigation year-to-date 1994 which would require an FAS 5 accrual for possible losses. Mr. Walton also indicated that he is not aware of any other contingencies that have not been provided for or that should be provided for other than normal reserves already stated on the financial statements.

Mr. Walton indicated that one of the critical areas of FNB's operations continues to be The Mortgage Source. This division of FNBG remains a concern due to its rapid growth and history of inadequate management. Mr. Walton indicated that KPMG Peat Marwick has not performed any consumer compliance or fair lending audits in this area, but does review the internal audit reports.

KPGM Peat Marwick does not perform audits on any of the subsidiary banks. It performs significant testing in FNBG and rotates other affiliate bank visits on a risk assessment basis. It reviews the internal audit and credit review reports on all of the subsidiaries and performs test audits of that work performed by the internal audit staff in those subsidiaries.

Internal Audit - An interview was held with General Auditor Charles A. Robinson to determine independence, staff qualifications and scope of audits. Mr. Robinson appeared well informed and competent. Mr. Robinson has been in auditing since 1981, and at

FNB since 1992. Prior to joining FNB he managed the audit function for C&S Bank in southeast Florida. Mr. Robinson has a CPA and CBA designation.

Mr. Robinson's staff includes two audit managers, an EDP auditor, and seven financial auditors. The two audit managers possess audit experience of 10 to 11 years each. One has a CPA designation and both have a CBA designation. The EDP auditor has 16 to 18 years of audit and regulatory experience. FNB recently outsourced its data processing function, but still audits for data integrity. Trust audits are performed by one of the financial auditors, as no trust specialist is on staff.

The balance of the seven financial auditors are relatively inexperienced, averaging less than two years experience each. Mr. Robinson stated six of the seven auditors are in process of testing for either the CPA or CBA designations. New hire criteria includes a four year college degree, preferably in accounting. Professional designations are encouraged. Mr. Robinson agreed the junior audit staff is relatively inexperienced. However, he feels the auditors are receiving good on-the-job training due to the decentralized organizational structure. The auditors are exposed to the same programs in up to 17 different financial institutions on a 12 to 18 month basis.

The consumer compliance function, including the Community Reinvestment Act is also audited by internal audit department personnel. Such audits are performed by one of the two audit managers. These individuals receive the bulk of their compliance training internally. Mr. Robinson stated the last compliance, Fair Lending and CRA examinations were performed in May 1993 by the OCC, with satisfactory ratings received in all areas.

Mr. Robinson reports to FNB's audit committee three to four times each year, as well as to the audit committees of each affiliate institution. Reports are presented to FNBG's audit committee up to seven or eight times per year. Mr. Robinson indicated he has a good working relationship with Ray Jones, Chairman of the audit committee of both FNB and FNBG. Mr. Robinson occasionally meets with Chairman Jones prior to meetings if a particular area of concern arises.

Mr. Robinson develops an annual audit plan which prioritizes audit scheduling by risk. He indicated there are not any audits which were not performed according to schedule in 1993. Mr. Robinson expects to meet the full requirements of the 1994 audit plan by year end.

There are specific written audit procedures in place for each area of operations. In many cases, Mr. Robinson uses the OCC's examination procedures in specialty areas. Written procedures are updated as needed. To date, no audit software is utilized in the audit function.

Exceptions reporting and monitoring include reporting exceptions to area managers (which is always the President of the institution for all subsidiaries except Gainesville) or to the Group Vice President. Agreements as to exceptions is reached, a report is drafted and audit "grades" are assigned. Area managers or Group Vice Presidents have three weeks to respond. Responses are in writing and recap the finding, note the reason for the exception, and outline corrective action taken or planned. After responses are received, Mr. Robinson meets with the audit committee to discuss material findings. Audit then performs a follow-up review in four to five months to determine the status of corrective action. The follow-up review is frequently performed telephonically. A second status report is issued, and a meeting is held with the audit committees if findings are significant.

The organizational chart shows Mr. Robinson reporting to FNB President Peter Miller, with a dotted line to the audit committee. This structure is the opposite of industry standards. Mr. Robinson stated he feels the audit function is independent. External Auditor Bill Walton also is of the opinion that adequate independence is present.

Overall, the independence, competency, and performance of the internal audit staff appears satisfactory. The reporting lines, low experience levels of junior auditors, and lack of audit specialists in the areas of consumer compliance, fair lending, and trust represent moderate weaknesses in the present audit function for an organization of this size. As FNB continues to grow it will require a more experienced audit staff if a decentralized organizational structure is maintained.

Operations

An interview was held with Ms. Sheila E. Ray, Group Vice President and head of operations at FNBG. FNBG provides various services to other holding company subsidiaries on a contract basis. Ms. Ray is a CPA, and also performs various special projects including negotiation of group contracts, and involvement in consolidation of various operational activities. She stated all deposit, loan and general ledger applications are centralized and processed through M&I Data Processing in Milwaukee, Wisconsin. A central "help desk" has been established at FNBG to assist all subsidiary banks in their data processing function. Each banking office has a local area network, and utilize sales software in both the customer service and teller areas. This software interacts directly with the main database in Milwaukee.

There are presently two encoding centers, one in Gainesville and one in Douglasville. The Douglasville facility encodes items and transports them to Gainesville for items processing. FNBG then handles data transmissions to and from Milwaukee, and to affiliates. Ms. Ray stated she is presently investigating the use of image processing for commercial deposit statements and loan files. At present, only signature cards are stored using imaging technology.

Ms. Ray stated disaster recovery plans have been developed for data processing, as well as for all areas of critical bank operations at FNBG. Each division has its own disaster recovery plan. Affiliate banks can use FNBG's plan as a model if they so desire. She stated testing of the plan has been performed on items processing, but not on transmission of data files. Adequate data backup procedures are in place.

Pending Litigation

An interview was held with corporate counsel W. Woodrow Stewart, of the law firm Stewart, Melvin & Frost, Gainesville, Georgia. Mr. Stewart stated there is one area of threatened litigation involving the administration of an estate in the trust department of FNBG. He stated the exact nature of any alleged breach of duties was not yet clarified and loss exposure, if any, has not yet been assessed.

FNBG is also involved in a law suit filed by a minority loan applicant and the NAACP in Alabama. FNBG was named as a defendant along with an unaffiliated mortgage company in Gadsden, Alabama. FNBG's mortgage lending division purchases or originates mortgage loans referred by the Alabama mortgage company. The Atlanta law firm of King & Croft is handling the discrimination suit for FNBG. Numerous depositions have been taken on both sides; however, a trial date has not been set pending FNB's motion for a summary judgement to dismiss the charges. The plaintiff has not responded to all settlement offers by FNB to date. Ultimate liability to FNB, if any, is unknown at present.

                                  ATTACHMENT I


DOCUMENTS

   1. Minutes of Board of Directors and all Board Committees of First National Bancorp ("Holding Company") for 1992, 1993, and 1994 to date.

   2. Minutes of Board of Directors and all Board Committees of First National Bank ("Bank") for 1992, 1993 and 1994 to date.

   3. Regulatory examination reports for last two examinations of the Holding Company and of the Bank by the OCC and Federal Reserve.

   4. Reports filed with the Securities and Exchange Commission by the Holding Company on Forms 10-K, 10-Q and 8-K for the year ending December 31, 1992 throughout 1993 and 1994 to date.

   5. Reports of independent auditors for the years ending December 31, 1992 and 1993.

   6. Management letters from independent auditors for 1992 and 1993 and management's responses thereto.

   7. Problem loan list for the Holding Company and Bank as of December 31, 1993 and any subsequent reports.

   8. Analysis and calculation of the Allowance for Loan and Lease Losses as of December 31, 1992 and 1993 and any subsequent analysis for the Holding Company and the Bank.

   9.    Internal loan review reports issued in 1993 and 1994 to date.

  10.    Internal audit reports issued in 1993 and 1994 to date.

  11.    Charter and bylaws of the Holding Company and of the Bank.

INTERVIEWS

   1.    Chief Financial Officer
   2.    Senior Lending Officer
   3.    Head of Operations
   4.    Chief Investment Officer
   5.    General Counsel
   6.    Head of Loan Review
   7.    Internal Auditor
   8.    Partner in Charge of External Audit
   9.    Chairman of the Asset/Liability Committee

COMPARATIVE FINANCIAL ANALYSIS

The proceeding analysis presents a synopsis of the financial highlights and operating performance of FF Bancorp, Inc. ("FFB") and First National Bancorp ("FFNB"). The selected financial data and ratio calculations exhibit the fundamental balance sheet composition and earnings results for the periods ending December 31, 1992, 1993 and year-to-date September 30, 1994.

Capital


                                    (Graph)

Tier I leveraged capital for FFB and FNB is considered adequate and in excess of established minimum regulatory guidelines. Capital growth for each financial institution has exceeded asset growth since year-end 1992 and remains sufficient to support future expansion.

Earnings

As review of FFB's and FNB's earnings indicated an improved performance trend since year-end 1992. Earnings results through September 30, 1994 are considered good for each institution and have remained relatively consistent with year-end 1993 results.





                                     III-1

                                    (Graph)

                                    (Graph)





                                     III-2

                                    (Graph)

The increased earnings trend for FFB and FNB is reflective of the improvement in net interest income. The lower level of net interest income for FFB results due to the concentration of lower yielding residential real estate related lending activities.

                                    (Graph)

The level of non-interest income has improved for FFB, while decreasing for FNB during the period presented. The significant variance between the two institutions exists due to





                                     III-3
product differentials and the related service charge/fee structures. The level of non-interest income for FFB appears somewhat lower than industry standards and denotes opportunity for improvement.

                                    (Graph)

A review of the level of non-interest expense indicate FFB to be operating more efficiently than FNB. The higher level of non-interest expense for FNB is most likely to result from the associated cost of operating numerous independent affiliate banks.





                                     III-4

                                    (Graph)

FFB's and FNB's loans to deposit ratios are not considered excessive and indicate the ability to support future loan growth. In addition, the level of loan to deposit ratio for each institution denotes healthy loan demand.

                                    (Graph)





                                     III-5

Overall loans asset quality is considered acceptable and the level of allowance for loan and lease loss appears to be adequate to absorb reasonably anticipated losses for each institution. In addition, FFB's and FNB's net loss activity is minimal and the level of non-performing assets is considered manageable.

                                    (Graph)


                                    (Graph)





                                     III-6

                                FF BANCORP, INC.
                                  CONSOLIDATED
                                    (000'S)


                                                                                                          GROWTH
                                                    1992             1993             YTD 9/94            1992/94
                                                    ----             ----             --------            -------
Selected Financial Data:
- ------------------------

Total Assets                                       548,482          544,861            597,425             8.92%
Total Loans                                        342,340          356,482            421,640            23.16%
Allowance for Loan Loss                              2,583            2,726              4,322            67.32%
Total Deposits                                     501,096          490,861            539,183             7.60%
Total Equity Capital                                34,716           42,277             47,324            36.32%

Interest Income                                     43,874           39,746             31,513
Interest Expense                                    25,398           19,651             14,607
                                                   -------          -------            -------
     Net Interest Income                            18,476           20,095             16,906

Provision Expense                                    1,011              177                  0
                                                   -------          -------            -------
     Net Income (Net Provision)                     17,465           19,918             16,906

Non-Interest Income                                  1,059            1,198              1,522
Non-Interest Expense                                 9,676            9,877              8,501

Net Income (Before Taxes)                            8,848           11,239              9,927
Income Taxes                                         3,320            4,258              3,463
Accounting Adjustments                                   0              824                  0
Net Income                                           5,528            7,805              6,464

Ratio Analysis:
- ---------------

Return on Assets                                      1.01%            1.43%              1.44%
Return on Equity                                     15.92%           18.46%             18.21%
Net Int Income/T. Assets                              3.37%            3.69%              3.77%
Non-Int Income/T. Assets                              0.19%            0.22%              0.34%
Non-Int Expense/T. Assets                             1.76%            1.81%              1.90%

Tier One Capital                                      6.33%            7.76%              7.92%
T. Loans/T. Assets                                   62.42%           65.43%             70.58%
T. Loans/T. Deposits                                 68.32%           72.62%             78.20%

ALLL/T. Loans                                         0.75%            0.76%              1.03%
Non-Perfor./T. Assets                                  N/A             1.25%              1.51%
Net Loss/T. Loans                                     0.04%            0.01%              0.06%





                                     III-7

                             FIRST NATIONAL BANCORP
                                  CONSOLIDATED
                                    (000'S)


                                                                                                              GROWTH
                                                        1992             1993             YTD 9/94            1992/94
                                                        ----             ----             --------            -------
Selected Financial Data:
- ------------------------

Total Assets                                          1,980,770        2,087,530          2,313,926            16.82%
Total Loans                                           1,217,695        1,269,747          1,396,948            14.72%
Allowance for Loan Loss                                  23,589           21,073             22,657            -3.95%
Total Deposits                                        1,679,696        1,716,191          1,897,135            12.95%
Total Equity Capital                                    190,140          212,603            226,117            18.92%

Interest Income                                         152,420          146,866            119,576
Interest Expense                                         73,170           61,304             47,855
                                                       --------         --------           --------
   Net Interest Income                                   79,250           85,562             71,721

Provision Expense                                        11,181            2,974               (136)
                                                       --------         --------           --------
   Net Income (Net Provision)                            68,069           82,588             71,857

Non-Interest Income                                      29,959           31,654             21,209
Non-Interest Expense                                     67,290           79,356             64,441

Net Income (Before Taxes)                                30,738           34,886             28,625
Income Taxes                                              7,908            8,964              7,645
Accounting Adjustments                                        0                0                  0
Net Income                                               22,830           25,922             20,980

Ratio Analysis:
- ---------------

Return on Assets                                           1.15%            1.24%              1.21%
Return on Equity                                          12.01%           12.19%             12.37%
Net Int Income/T. Assets                                   4.00%            4.10%              4.13%
Non-Int Income/T. Assets                                   1.51%            1.52%              1.22%
Non-Int Expense/T. Assets                                  3.40%            3.80%              3.71%

Tier One Capital                                           9.60%           10.18%              9.77%
T. Loans/T. Assets                                        61.48%           60.83%             60.37%
T. Loans/T. Deposits                                      72.49%           73.99%             73.63%

ALLL/T. Loans                                              1.94%            1.66%              1.62%
Non-Perfor./T. Assets                                      1.90%            1.46%              1.35%
Net Loss/T. Loans                                          0.74%            0.43%              0.20%





                                     III-8

                             COMMENTS/OBSERVATIONS

       -      FF Bancorp's affiliates are very fragmented
              -    Difficult for a new entrant to consolidate operations
              -    Fit with a existing Florida franchise becomes difficult
              -    Anti-trust issues

       -      Need for future management
              -    Ms. Ford's planned retirement
              -    Mr. Byrd plans to reduce activity
              -    Mr. Smith not located or identified with the local market

       -      Recent growth could present challenges
              -    FF Bancorp's subsidiaries are run autonomously
              -    Need some centralization and management information systems
              - A significant increase in overhead could be expected to tie up subsidiaries

       -      Intermediate term earnings are expected to decline
              - Net interest margin will narrow due to (1) increasing market interest rates; (2) flattening yield curve; and (3) matching of assets and liabilities.
              -    Overhead will likely increase
                   -  new management needs
                   -  larger institution needs additional controls and systems

       - Due to the significant growth, the conversion and acquisitions, FF Bancorp is very difficult to evaluate.

                   SHAREHOLDERS' EQUITY ADJUSTED FOR OPTIONS


Shareholders' Equity (09/30/94)                                                            $47,324,000
Options Exercised                                                                              317,506
                                                                                           -----------
     Adjusted Equity                                                                       $47,641,506


Shares Outstanding (09/30/94)                                                                4,680,818
Option Shares                                                                                   84,807
                                                                                           -----------
     Adjusted Shares                                                                         4,765,625

                               PROJECTED EARNINGS

                                      1995

                                     BUDGET

   New Smyrna                                                                                   $3,978
   Citrus                                                                                        2,964
   Key                                                                                             750
   FF Bancorp (A/T)                                                                               (326)
   Additional Provision for Loan Loss (A/T) *                                                     (650)
                                                                                               -------
      Projected Net Income                                                                      $6,716
      Earnings Per Share                                                                        $ 1.41

(A/T) = After-tax (35%)

* One-half estimated additional reserves requested by First National Bancorp adjusted for taxes.

                            COMPARABLE STOCK PRICES
                          SOUTHEAST REGIONAL ACQUIRERS

                                         STOCK PRICE
                               -------------------------------
                               09/30/94               12/08/94                Change               Percent
                               --------               --------                ------               -------
Nations Bank                $  49.00                 $  45.00                $(4.00)                (8.2)%
First of America               35.25                    31.00                 (4.25)               (12.1)
Compass Bank                   23.63                    21.63                 (2.00)                (8.5)
Union Planters *               24.50                    19.88                 (4.62)               (18.9)
Huntington Bank                18.13                    16.88                 (1.25)                (6.9)
South Trust *                  20.00                    17.63                 (2.37)               (11.9)
AmSouth *                      31.50                    26.88                 (4.62)               (14.7)
SunTrust                       48.75                    47.38                 (1.37)                (2.8)
First Union                    43.25                    40.00                 (3.25)                (7.5)
                               -----                    -----                 ------                -----
  Average                      32.67                    29.59                 (3.08)                (9.4)

FIRST NATIONAL                 20.75                    17.75                 (3.00)               (14.5)

AB Bank Index                 192.00                   175.00                (17.00)                (8.9)

AB Thrift Index               126.00                   105.00                (21.00)               (16.7)

Avg 25 Largest Thrifts       $ 23.62                 $  19.98                $(3.64)               (15.4)%

*  Active Acquirers

                              STOCK PRICE HISTORY


                                 NATIONAL      EXCHANGE         PRO FORMA        FF BANCORP          PRICE/
                                 BANCORP         RATIO            VALUE            STOCK          MARKET VALUE
                                 -------         -----            -----            -----          ------------
September 30, 1993               $20.50          .825            $16.91           $12.39               1.36
December 31, 1993                 21.00          .825             17.33            11.25               1.54
March 31, 1994                    20.75          .825             17.12            11.48               1.49
June 30, 1994                     20.75          .825             17.12            13.19               1.30
September 30, 1994                20.75          .825             17.12            15.00               1.14
October 20, 1994                  20.25          .825             16.71            14.50               1.15
October 26, 1994                  20.00          .825             16.50            14.75               1.12
November 4, 1994                  19.00          .825             15.68            14.00               1.12
November 11, 1994                 19.25          .825             15.88            13.50               1.18
November 18, 1994                 18.25          .825             15.06            12.50               1.20
November 25, 1994                 17.75          .825             14.64            12.50               1.17
December 2, 1994                  17.00          .825             14.03            12.50               1.12
December 8, 1994                  17.50          .825             14.44            12.75               1.13

                          FLORIDA THRIFT TRANSACTIONS
                            1990 - YEAR-TO-DATE 1994


                                                   MULTIPLE OF                     MULTIPLE OF
                                                   BOOK VALUE                       EARNINGS
                                                   ----------                       --------
   Average                                           1.65X                           15.7X
   Median                                            1.55                            15.2

   FF Bancorp - Announcement Date                    1.65X  *                         9.6X  *
   Percentile                                          60                              15

   FF Bancorp - Current Date                         1.44X  *                         8.4X  *
   Percentile                                          35                              15

* First National Bancorp Stock Price $20.00 at announcement date and $17.50 currently.

                     FLORIDA TRANSACTIONS - HIGH PERFORMING
                                   ROE > 12%


                                                                            MULTIPLE OF         MULTIPLE OF
SELLER                                                      ROE              BOOK VALUE           EARNINGS
- ------                                                      ---              ----------           --------
First Florida Svgs Bank, FSB                               14.8%               1.48X                20.6X
Regional Investment Corp.                                  15.5                2.05                 19.9
Fst Federal S&L of Brooksville                             12.8                1.99                 16.5
Seaboard Svgs Bank, FSB                                    13.2                1.84                 15.2
First Fed S&L Assoc., Fort Myers                           14.9                1.60                 13.0
FloridaBank, FSB                                           25.7                1.79                 11.6
BancFlorida Fin Corp.                                      24.6                1.62                  8.9
First Federal Bancshares                                   17.0                1.38                  8.5
American S&L Assoc. of Florida                             14.2                1.53                  4.9
Peninsula Federal                                          29.2                1.51                 ---

  Average                                                  18.2%               1.68X                13.2X
  Median                                                   14.9                1.61                 13.0

  FF Bancorp - Announcement Date                           19.2%               1.65X  *              9.6X  *
  Percentile                                                 64                  64                   45

  FF Bancorp - Current Date                                19.2%               1.44X  *              8.4X  *
  Percentile                                                 64                  18                   36

* First National Bancorp Stock Price $20.00 at announcement date and $17.50 currently.

                         SOUTHEAST THRIFT TRANSACTIONS
                                   ROE > 15%


                                                                              MULTIPLE OF        MULTIPLE OF
SELLER                                    STATE             ROE                BOOK VALUE          EARNINGS
- ------                                    -----             ---                ----------          --------
Regional Investment Corp.                   FL             15.45%                 2.05X             19.96X
FloridaBank, A FSB                          FL             25.65                  1.79              11.59
Home Federal Svgs Bank                      NC             20.48                  2.19              11.54
Community Federal Svgs Bank                 GA             18.79                  1.87              10.87
Caldwell Svgs Bank                          NC             25.41                  1.35              10.73
Citizens Svgs Bank, Inc.                    NC             20.96                  1.89              10.47
Robeson Svgs Bank, SSB                      NC             42.27                  1.53               9.65
BancFlorida Fin Corp.                       FL             24.58                  1.62               8.87
First Federal Bancshares                    FL             17.00                  1.38               8.55
Old Stone Bank of NC, FSB                   NC             15.79                  1.51               7.94
United Svgs Bank, FSB                       AL             28.36                  1.48               6.30
Inter Federal Svgs Bank                     TN             16.53                   .83               5.43
Security Trust & SaveTrust                  TN             16.46                  1.03               5.27
First Fed S&LA of Giles Cty                 TN             25.68                   .67               3.88
Saint Clair Holding Co.                     AL             17.39                   N/A                N/A
Fst Fed S&L Assoc. of Durham                NC             25.07                   N/A                N/A

  Average                                                  20.80%                 1.51X              9.36X
  Median                                                   20.70                  1.52               9.26

  FF Bancorp - Announcement
    Date (1)                                               19.20%                 1.65X              9.59X
  Percentile                                                  53                    67                 53

  FF Bancorp - Current (2)                                                        1.44X              8.39X
  Percentile                                                                        40                 40

(1)  First National Stock Price at announcement date = $20.00
(2)  First National Stock Price at current date = $17.50

                               CASH FLOW ANALYSIS
                                FF BANCORP - 14%


                                                                            P.U.                     P.U.
                                                                            FACTOR                  CASH FLOW
                                                                            ------                  ---------
     1995                       6,716                3,358                   .8772                  $ 2,946
     1996                       6,716                3,358                   .7695                    2,584
     1997                       7,052                3,526                   .6750                    2,380
     1998                       7,404                3,702                   .5921                    2,192
     1999                       7,775                3,888                   .5194                    2,019

     1999 Equity                                   $65,474
     Multiple                                         1.52
         Capitalized                               $99,520                   .5194                   51,691
                                                                                                    -------

         Total                                                                                      $63,812

                                                   DEAL VALUE (MILLIONS)                                 MULTIPLE OF BOOK VALUE
                                                   ---------------------                                 ----------------------

                              ANNOUNCE       ANNOUNCE     CURRENT         ANNOUNCE                      ANNOUNCE         CURRENT
                                DATE           DATE         DATE            DATE        PERCENT           DATE            DATE
                                ----           ----         ----            ----        -------           ----            ----
Presidential Hld Co.           06/29/94       $ 23.8       $ 22.3  *       $(1.5)         (6.4)%          2.54X  *        2.52X  *
F&C Bancshares                 06/14/94         75.4         66.0  *        (9.4)        (12.5)           1.70            1.58
FF Enterprises                 03/26/93         17.3         14.0           (3.3)        (19.1)           1.25            1.02
FloridaBank                    06/30/93         27.3         23.2           (4.1)        (15.0)           1.79            1.59
BancFlorida                    01/17/94        162.1        153.4           (8.7)         (5.4)           1.62            1.61

*  Currently trading below the collars.

                              BOOK VALUE ANALYSIS


                                                     1992                    1993                   09/30/94
                                                     ----                    ----                   --------
Shareholders' Equity
- --------------------
First National Bancorp                             $190,140                $212,603                  $226,117
FF Bancorp                                           34,716                  42,277                    47,642
                                                   --------                --------                  --------
     Pro Forma                                     $224,856                $254,880                  $273,759
                                                   ========                ========                  ========

Shares Outstanding
- ------------------
First National Bancorp                               15,293                  15,533                    16,465
FF Bancorp Shares                                     3,668                   3,826                     3,869
                                                   --------                --------                  --------
     Pro Forma Shares                                18,961                  19,359                    20,334
                                                   ========                ========                  ========

Book Value Per Share
- --------------------
Status Quo - First National                        $  12.43                $  13.69                  $  13.73
Pro Forma - First National                            11.86                   13.17                     13.46

Book Value Per Share
- --------------------
Status Quo - FF Bancorp                            $   8.00                $   9.68                  $  10.00
Pro Forma - FF Bancorp                                 9.78                   10.87                     11.10

Status Quo Shares - FF Bancorp                        4,342                   4,368                     4,766

                                    (Graph)

                              NET INCOME ANALYSIS


                                                                                4-Q TRAILING          PROJECTED
                                            1992                1993              09/30/94              1995
                                            ----                ----              --------              ----
Net Income
- ----------
First National Bancorp                    $22,830              $25,922             $28,168              $31,777
FF Bancorp                                  5,528                6,981               8,064                6,716
                                          -------              -------             -------              -------
  Pro Forma                               $28,358              $32,903             $36,232              $38,493
                                          =======              =======             =======              =======

Shares Outstanding
- ------------------
First National Bancorp                     15,159               15,361              15,736              16,465
FF Bancorp Shares                           3,668                3,826               3,869               3,932
                                           ------               ------              ------              ------
  Pro Forma Shares                         18,827               19,187              19,605              20,397
                                           ======               ======              ======              ======

Earnings Per Share
- ------------------
Status Quo - First National                 $1.51                $1.69               $1.79               $1.93
Pro Forma - First National                   1.51                 1.71                1.85                1.89

Earnings Per Share
- ------------------
Status Quo - FF Bancorp                     $1.24                $1.51               $1.72               $1.41
Pro Forma - FF Bancorp                       1.25                 1.41                1.53                1.56

Status Quo Shares - FF Bancorp              4,446                4,638               4,690               4,766

                                    (Graph)

                               DIVIDEND ANALYSIS


Dividend Rate First National                                              $  .78
Exchange Ratio                                                              .825
                                                                           -----
  Pro Forma Dividend                                                      $  .64
Current Dividend                                                             .56
                                                                           -----
  Change                                                                     .08
  Percent                                                                   14.3%

                                   APPENDIX


     The Tier One Capital graph, on p. III-1, discloses the Tier One Capital for FF Bancorp and First Bancorp as a percentage of total assets of the respective corporations as of certain dates. The information disclosed is as follows:


Tier One Capital as of:                 FF Bancorp          First Bancorp
- -----------------------                 ----------          -------------

December 31, 1992                         6.33%                  9.60%
December 31, 1993                         7.76%                 10.18%
September 30, 1994                        7.92%                  9.77%

The Return on Assets graph, on p. III-2, discloses the earnings for FF Bancorp and First Bancorp as a percentage of total assets of the respective corporations as of certain dates. The information disclosed is as follows:

Return on Assets as of:              FF Bancorp            First Bancorp
- -----------------------              ----------            -------------

December 31, 1992                       1.01%                  1.15%
December 31, 1993                       1.43%                  1.24%
September 30, 1994                      1.44%                  1.21%

The Return on Equity graph, on p. III-2, discloses the earnings for FF Bancorp and First Bancorp as a percentage of equity of the respective corporations as of certain dates. The information disclosed is as follows:

Return on Equity as of:              FF Bancorp            First Bancorp
- -----------------------              ----------            -------------

December 31, 1992                       15.92%                  12.01%
December 31, 1993                       18.46%                  12.19%
September 30, 1994                      18.21%                  12.37%

The Net Interest Income graph, on p. III-3, discloses net interest income of FF Bancorp and First Bancorp as a percentage of total assets as of certain dates. The information dislcosed is as follows:

Net Interest Income as of:          FF Bancorp    First Bancorp
- --------------------------          ----------    -------------
Dec. 31, 1992                         3.37%            4.00%
Dec. 31, 1993                         3.69%            4.10%
Sept. 30, 1994                        3.77%            4.13%




The Non-Interest Income graph, on p. III-3, dislcoses non-interest income of FF Bancorp and First Bancorp as a percentage of total assets as of certain dates. The information disclosed is as follows:

Non-interest income as of:           FF Bancorp    First Bancorp
- --------------------------           ----------    -------------
Dec. 31, 1992                          0.19%            1.51%
Dec. 31, 1993                          0.22%            1.52%
Sept. 30, 1994                         0.34%            1.33%

The Non-Interest Expense graph, on p. III-4, discloses non-interest expense of each corporation as a percentage of total assets as of certain dates. The information disclosed is as follows:

Non-Interest Expense as of:         FF Bancorp         First Bancorp
- ---------------------------         ----------         -------------
Dec. 31, 1992                          1.76%               3.40%
Dec. 31, 1993                          1.81%               3.80%
Sept. 30, 1994                         1.90%               3.71%



The Loans-to-Deposits graph, on p. III-5, discloses the loans to deposit ratios for each corporation as of certain dates. The information disclosed is as follows:

Loans to deposit ratio as of:        FF Bancorp        First Bancorp
- -----------------------------        ----------        -------------
Dec. 31, 1992                          68.32%              72.49%
Dec. 31, 1993                          72.62%              73.99%
Sept. 30, 1994                         78.20%              73.63%


The Allowance for Loan Loss graph, on p. III-5, discloses the allowance for loan to lease loss as a percentage of total loans for each corporation as of certain dates. The information disclosed is as follows:

Loan Loss Allowance as of:            FF Bancorp       First Bancorp
- --------------------------            ----------       -------------
Dec. 31, 1992                          0.75%            1.94%
Dec. 31, 1993                          0.76%            1.66%
Sept. 30, 1994                         1.03%            1.62%

The Non-performing assets graph, on p. III-6, discloses non-performing assets of each corporation as a percentage of total assets as of certain dates. The information disclosed is as follows:

Non-performing assets as of:                       FF Bancorp    First Bancorp
- ----------------------------                       ----------    -------------
Dec.  31,  1993                                       1.25%          1.46%
Sept. 30,  1994                                       1.51%          1.35%

The Net Loan Losses graph, on p. III-6, discloses net loan losses of each corporation as a percentage of total loans as of certain dates. The information disclosed is as follows:

Net loan losses as of:                             FF Bancorp    First Bancorp
- ----------------------------                       ----------    -------------
Dec.  31,  1992                                       0.04%          0.74%
Dec.  31,  1993                                       0.01%          0.43%
Sept. 30,  1994                                       0.06%          0.20%

The Book Value Per Share graph, on p. IV-11, discloses in graph form the book value per share for FF Bancorp on a status quo basis and a pro forma basis as of 12/31/92, 12/31/93, and 9/30/94. It is the same information as disclosed immediately above the graph on p. IV-11.


The Earnings Per Share graph, on p. IV-12, discloses in graph form the earnings per share for FF Bancorp on a status quo basis and a pro forma basis as of 12/31/92, 12/31/93 and 9/30/94. It is the same information as disclosed immediately above the graph on p. IV-12.